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UNI[TED STATES]
SECURITIES AND [EXCHANGE COMMISSION]
Washi[ngton, D.C. 20549]

12013007

SEC
Mail Processing
Section

FEB 29 2012

Washington, DC
121

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 048238

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **January 1, 2011** AND ENDING **December 31, 2011**
                                                 (MM/DD/YY)   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Ariel Distributors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 East Randolph Drive, Suite 2900
                                          (No. and Street)

Chicago   **IL**   **60601**
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maureen Longoria   **(312) 612-2664**
                                                          (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
                                          (Name - if individual, state last, first, middle name)

111 South Wacker Drive   **Chicago**   **IL**   **60606**
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, **Maureen Longoria**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Ariel Distributors, LLC** as of **December 31, 2011**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____   _Maureen Longoria_____
                                                                                                                 Signature

OFFICIAL SEAL
SUSAN L SCHOENBERGER
Notary Public - State of Illinois
My Commission Expires Dec 21, 2012

Vice President, Treasurer
_____
                                            Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Independent Auditors' Report
- ☒ (b) Facing page.
- ☒ (c) Statement of Financial Condition.
- ☒ (d) Statement of Income (Loss).
- ☒ (e) Statement of Cash Flows.
- ☒ (f) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (g) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (h) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
- ☒ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (m) An Oath or Affirmation.
- ☐ (n) A copy of the SIPC Supplemental Report. (Not Applicable - Exempt)
- ☒ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Supplemental Report on Internal Control)

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Ariel Distributors, LLC
(SEC I.D. No. 8-048238)

Statement of Financial Condition as of December 31, 2011
Independent Auditor's Report and Independent Auditors'
Supplemental Report on Internal Control

Filed Pursuant to Rule 17a-5(e)(3) under the Securities
Exchange Act as a **Public Document**

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 247 1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Member of
Ariel Distributors, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Ariel Distributors, LLC
(the "Company") as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities
Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our
responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of
America. Those standards require that we plan and perform the audit to obtain reasonable assurance about
whether the financial statements are free of material misstatement. An audit includes consideration of
internal control over financial reporting as a basis for designing audit procedures that are appropriate in
the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's
internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes
examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements,
assessing the accounting principles used and significant estimates made by management, as well as
evaluating the overall financial statement presentation. We believe that our audits provide a reasonable
basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial
position of Ariel Distributors, LLC at December 31, 2011, in conformity with accounting principles
generally accepted in the United States of America.

Deloitte & Touche LLP

February 24, 2012

Member of
Deloitte Touche Tohmatsu Limited

Assets

Current Assets		
Cash	$	1,259,250
Accounts receivable		45,043
Prepaid expenses		63,241
Mutual funds		9,906,192
Total Assets	$	11,273,726

Liabilities and Member's Equity

Payable to broker-dealers	$	1,022,719
Due to affiliated company		71,382
Total Liabilities		1,094,101
Total Member's Equity		10,179,625
Total Liabilities and Member's Equity	$	11,273,726

(1) <u>Organization</u>

Ariel Distributors, LLC (the "Company") was incorporated in Illinois in 1995, for the purpose of acting as the distributor and principal underwriter of the diversified portfolios (the "Funds") of the Ariel Investment Trust (the "Trust"). The Trust has adopted a plan of distribution under Rule 12b-1 of the Investment Company Act of 1940 applicable to certain of the Funds. Under the plan, 12b-1 distribution fees are paid to the Company for its services. The Company in turn pays a significant portion of the distribution fees to other broker-dealers who distribute the Funds' shares. The remaining amount is retained by the Company for its services, advertising and other distribution expenses.

(2) <u>Summary of Significant Accounting Policies</u>

Basis of Presentation – The Company follows accounting standards established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operations, and cash flows. References to Generally Accepted Accounting Principles (GAAP) in these footnotes are to the *FASB Accounting Standards Codification,* [TM] sometimes referred to as the codification or ASC.

Mutual Funds – Mutual fund transactions are recorded on a trade-date basis and are reported at fair value.

Recently Issued Accounting Standards Updates - In May 2011 the FASB issued Accounting Standards Update No. 2011-04 – *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs* ("ASU 2011-4"), an amendment of ASC 820, primarily to eliminate unnecessary wording differences between U.S. GAAP and IFRSs while also expanding some of the disclosure requirements of ASC 820. ASU 2011-04 is effective for fiscal years beginning after December 15, 2011. The adoption of ASU 2011-04 will not have a material impact on the Company's financial statement disclosures.

(3)   **Fair Value Measurements and Disclosures**

FASB ASC Topic 820, *Fair Value Measurements and Disclosures,* ("Topic 820") defines fair value as the amount to be received to sell an asset in an orderly transaction with market participants at the reporting date.

In accordance with Topic 820 the Company classifies its investments within the three levels of the fair value hierarchy under Topic 820 as described below:

Level 1 – Quoted prices in active markets for identical securities.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar securities in active markets; quoted prices for identical or similar securities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data (Including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – Pricing inputs are unobservable that are significant to the fair value measurement and include situations where there is little, if any, market activity for the investment. This includes certain pricing models, discounted cash flow   methodologies and similar techniques that use significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments).

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Securities are generally valued based on quoted prices or quoted net asset values from the applicable exchange. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized in Level 1 of the fair value hierarchy. Restricted securities issued by publicly held companies are valued at a discount to similar, publicly traded securities and may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3. Restricted securities held in non-public entities are included in Level 3 of the fair value hierarchy, because they trade infrequently, and therefore, the inputs are unobservable.

(3) <u>**Fair Value Measurements and Disclosures**</u> (Continued)

A summary of the inputs used to value the Company's net assets as of December 31, 2011 is as follows:

Valuation Inputs		Mutual Funds
Level 1	$	9,906,192
Level 2		-
Level 3		-
	$	9,906,192

There were no transfers between levels during the year ended December 31, 2011.

(4) <u>**Related Party Transactions**</u>

The Company is a wholly owned subsidiary of Ariel Investments, LLC (the "LLC"). The LLC provides investment advisory and administrative services to each Fund under the Trust under various agreements for which it receives payments from the Trust.

Under an Expense Sharing agreement between the Company and the LLC, the LLC furnishes all personnel, space, equipment, telephones and all other goods and services needed by the Company to operate as the distributor and principal underwriter to the Trust. The Company is liable to the LLC for any expense, direct or indirect, incurred by LLC for or on behalf of the Company. The Company owed $71,382 to the LLC as of December 31, 2011 under this arrangement.

The Company's investments in various mutual funds are sponsored by the LLC and have a fair value of $9,906,192 as of December 31, 2011.

(5)   <u>Net Capital Requirements</u>

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1) and is required to maintain minimum capital, as defined under the rule. Under this rule, the Company is required to maintain "net capital" equivalent to $25,000 or 6-2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but as of December 31, 2011, the Company had net capital of $8,585,412. The Company's net capital requirement was $72,940 on that date. The net capital rules may restrict the payment of cash dividends.

(6)   <u>Use of Estimates</u>

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(7)   <u>Income Taxes</u>

FASB ASC Topic 740 prescribes the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity before being measured and recognized in the financial statements. Topic 740 requires the evaluation of tax positions taken in the course of preparing the tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the more-than-likely-than-not threshold would be recorded as a tax expense in the current year. As Ariel Distributors, LLC is a wholly-owned subsidiary of Ariel Investments, LLC all income or loss generated by Ariel Distributors, LLC is included in the federal income tax return of Ariel Investments, LLC's members. Therefore, no liability for income taxes has been included in the statement of financial condition.

(8) **Subsequent Events**

Ariel Distributors, LLC has evaluated events subsequent to December 31, 2011 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through the date this statement of financial condition was issued. Based upon this evaluation, it was determined that no subsequent events occurred that require recognition or disclosure in the statement of financial condition.

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 247 1486
www.deloitte.com

February 24, 2012

To the Board of Directors and Member of
Ariel Distributors, LLC
Chicago, Illinois

In planning and performing our audit of the financial statements of Ariel Distributors, LLC
(the "Company") as of and for the year ended December 31, 2011 (on which we issued our report dated
February 24, 2012 and such report expressed an unqualified opinion on those financial statements), in
accordance with auditing standards generally accepted in the United States of America, we considered the
Company's internal control over financial reporting ("internal control") as a basis for designing our
auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the
purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we
do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have
made a study of the practices and procedures followed by the Company, including consideration of
control activities for safeguarding securities. This study included tests of compliance with such practices
and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the
periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for
determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not
carry securities accounts for customers or perform custodial functions relating to customer securities, we
did not review the practices and procedures followed by the Company in making the quarterly securities
examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule
17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of
Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the
practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates
and judgments by management are required to assess the expected benefits and related costs of controls
and of the practices and procedures referred to in the preceding paragraph and to assess whether those
practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the
objectives of internal control and the practices and procedures are to provide management with reasonable
but not absolute assurance that assets for which the Company has responsibility are safeguarded against
loss from unauthorized use or disposition, and that transactions are executed in accordance with
management's authorization and recorded properly to permit the preparation of financial statements in
conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the
practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above,
error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods
is subject to the risk that they may become inadequate because of changes in conditions or that the
effectiveness of their design and operation may deteriorate.

Member of
Deloitte Touche Tohmatsu Limited

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency or combination of control deficiencies in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP